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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           SIGNATURE BRANDS USA, INC.
                           (NAME OF SUBJECT COMPANY)

                             JAVA ACQUISITION CORP.
                              SUNBEAM CORPORATION
                                   (BIDDERS)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  82667N 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             DAVID C. FANNIN, ESQ.
                              SUNBEAM CORPORATION
                           1615 SOUTH CONGRESS AVENUE
                                   SUITE 200
                          DELRAY BEACH, FLORIDA 33445
                           TELEPHONE: (561) 243-2100
                           FACSIMILE: (561) 243-2100
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                         919 THIRD AVENUE, SUITE 46-80
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000
                           CALCULATION OF FILING FEE

                       TRANSACTION VALUATION* $93,932,966
                          AMOUNT OF FILING FEE $18,787

------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 11,385,814 shares of common stock, $.01 par value (the 'Shares'), of Signature Brands USA, Inc., at price of $8.25 per Share in cash. Such number of Shares represents the 9,186,761 Shares outstanding as of March 5, 1998 and assumes the issuance prior to the consummation of the Offer of 2,199,053 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
--------------------------------------------------------------------------------
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

                                     14D-1

CUSIP NO. 82667N 10 1

------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS                                                          Java Acquisition Corp.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) / /           (b) / /
------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      AF
------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)                                                                   / /
------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                Delaware
------------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
      4,406,822
------------------------------------------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
------------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
      48%
------------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------------------------------------------

------------------
* On February 28, 1998, Sunbeam Corporation, a Delaware corporation ('Parent'), and Java Acquisition Corp., a Delaware corporation and a wholly owned indirect subsidiary of Parent ('Purchaser'), entered into a Stock Purchase Agreement (the 'Stock Purchase Agreement') with Thomas H. Lee Equity Partners L.P., ML-Lee Acquisition Fund, L.P. and the 1989 Thomas H. Lee Nominee Trust (the 'Major Sellers'), which have voting and dispositive power with respect to 4,406,822 of the common stock, par value $.01 per share (the 'Shares'), which represents approximately 48% of the outstanding Shares of Signature Brands USA, Inc. (the 'Company'). Pursuant to, and subject to the terms of the Stock Purchase Agreement, each Major Seller has agreed, among other things, to (i) sell, transfer and deliver all Shares owned by such Seller of the Company at the Closing (as defined in the Stock Purchase Agreement), (ii) vote in favor of the Merger (as defined in the Offer to Purchase) or any other transaction contemplated by the Merger Agreement (as defined in the Offer to Purchase),
  (iii) vote against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement and (iv) vote against any action or agreement that would impede, interfere with or discourage the Offer or the Merger. Furthermore, each Major Seller in the Stock Purchase Agreement has granted the Purchaser an irrevocable proxy and irrevocably appoints the Purchaser or its designees, with full power of substitution, its attorney and proxy to vote all such Major Seller's Shares in respect of any of the matters set forth in clauses (i) through (iv) above and in the manner specified in such clauses, provided, however, that certain conditions are met. The Stock Purchase Agreement is described more fully in 'Section 11--Background of the Offer, Purpose of the Offer and the Merger, The Merger Agreement and Certain Other Agreements' of the Offer to Purchase dated March 6, 1998 (the 'Offer to Purchase').

                                     14D-1

CUSIP NO. 82667N 10 1

------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS                                                          Sunbeam Corporation
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) / /          (b) / /

------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      BK/OO

------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) or 2(f)                                                                   / /


------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

------------------------------------------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
      4,406,822

------------------------------------------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES                / /

------------------------------------------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)*
      48%

------------------------------------------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON
      CO

------------------------------------------------------------------------------------------------------------------

------------------
*  See footnote to previous table.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this 'Statement') relates to the offer by Java Acquisition Corp., a Delaware corporation ('Purchaser') and a wholly owned indirect subsidiary of Sunbeam Corporation, a Delaware corporation ('Parent'), to purchase all of the outstanding shares of common stock, par value $.01 per share (the 'Shares'), of Signature Brands USA, Inc., a Delaware corporation (the 'Company'), at $8.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1998 (the 'Offer to Purchase'), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the 'Offer').

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Signature Brands USA, Inc. and the address of its principal executive offices is 7005 Cochran Road, Glenwillow, Ohio 44139.

     (b) The information set forth in the 'INTRODUCTION' of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in 'Section 6--Price Range of the Shares; Dividends on the Shares' of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the 'INTRODUCTION' and 'Section 9--Certain Information Concerning Parent and Purchaser' of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

     (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither

Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the 'INTRODUCTION,' 'Section 9--Certain Information Concerning Parent and Purchaser,' 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' and 'Section 12--Plans for the Company; Other Matters' of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in 'Section 10--Source and Amount of Funds' of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the 'INTRODUCTION,' 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' and 'Section 12--Plans for the Company; Other Matters' of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in 'Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations' of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in 'Section 9--Certain Information Concerning Parent and Purchaser' and 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements' of the Offer to Purchase is incorporated herein by reference.


ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the 'INTRODUCTION,' 'Section 10--Source and Amount of Funds,' 'Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements,' 'Section 12--Plans for the Company; Other Matters' and 'Section 16--Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in 'Section 16--Fees and Expenses' of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in 'Section 9--Certain Information Concerning Parent and Purchaser' of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the 'INTRODUCTION,' 'Section 14--Conditions to the Offer' and 'Section 15--Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in 'Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations' and 'Section 15--Certain Legal Matters' of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated March 6, 1998.

     (a)(2) Letter of Transmittal.


     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Press Release of Parent dated March 2, 1998.

     (a)(8) Press Release of Parent dated March 9, 1998.

     (b) None.

     (c)(1) Agreement and Plan of Merger, dated as of February 28, 1998, by and among Parent, Purchaser and the Company.

     (c)(2) Stock Purchase Agreement, dated as of February 28, 1998, by and among Parent, Purchaser and the Major Sellers.

     (c)(3) Confidentiality Agreement, dated as of February 17, by and between Parent and the Company.

     (d) None.

     (e) Not applicable.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 1998

                                          JAVA ACQUISITION CORP.

                                          By:         /s/ DAVID C. FANNIN
                                              ----------------------------------
                                                      David C. Fannin
                                            Executive Vice President and General
                                                         Counsel

                                          SUNBEAM CORPORATION

                                          By:         /s/ DAVID C. FANNIN
                                              ----------------------------------
                                                      David C. Fannin
                                            Executive Vice President and General
                                                         Counsel

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                                   EXHIBIT
-------  --------------------------------------------------------------------------------------------------------
(a)(1)   Offer to Purchase dated March 6, 1998.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)   Press Release of Parent dated March 2, 1998.
(a)(8)   Press Release of Parent dated March 9, 1998.
(c)(1)   Agreement and Plan of Merger, dated as of February 28, 1998, by and among Parent, Purchaser and the
         Company.
(c)(2)   Stock Purchase Agreement, dated as of February 28, 1998, by and among Parent, Purchaser and the Major
         Sellers.
(c)(3)   Confidentiality Agreement, dated as of February 17, 1998, by and between Parent and the Company.